

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Joseph R. Cavatoni
Principal Executive Officer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

>   **Re: SPDR Gold Trust**
>   **Registration Statement on Form S-3**
>   **Filed September 20, 2022**
>   **File No. 333-267520**

Dear Mr. Cavatoni :

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Dana Brown at 202-551-3859 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance